SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 27, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces a change in the organizational structure of the Group and the appointment of a Chief Operational Officer

PARTNER COMMUNICATIONS ANNOUNCES
A CHANGE IN THE ORGANIZATIONAL STRUCTURE
OF THE GROUP AND THE APPOINTMENT OF A
CHIEF OPERATIONAL OFFICER

ROSH HA'AYIN, Israel, December 25, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today a change in the organizational structure of the group, in which infrastructure and headquarter parallel activities of Partner and its fully owned subsidiary, 012 Smile Telecom Ltd. ("012 Smile") will be merged and integrated and Mr. Menahem Tirosh will be appointed as Chief Operating Officer ("COO") of the group.

As part of the integration strategy between Partner and 012 Smile, along with maintaining separate cores of business - Partner in the cellular area and 012 Smile in the fixed-line communications area (fixed-line telephony, internet, transmission and international long distance services), the headquarter services of the group, including human resources, finance, legal, procurement and logistics, will be integrated and will be provided jointly under an integrated management. This process is a direct continuation of the integration of the engineering operations of the two companies under Partner and the transfer of Partner's fixed-line communications branch to 012 Smile.

This process is designated to maximize the operational and organizational synergies and to integrate parallel activities and will enable focusing on the managerial inputs required in order to cope with the market challenges in the short as well as the long term. The Company estimates that this process is expected to be concluded during the first quarter of 2012.

Mr. Menahem Tirosh, who will be appointed as COO of the group, will be responsible for the integration of the Technologies, IT and Operations Divisions, along with the long term strategic preparation in these areas.

The appointment of Mr. Menahem Tirosh as COO will enable focusing on the managerial inputs required for the integration of cross organizational processes and balancing between short as well as long term challenges in the network, technology and operational areas. These challenges include, among others, the preparation for the fourth generation network, the upgrade of the Company's IT systems and preparation for their upgrade and the maximization of the technological and operational advantages of Partner and 012 Smile, as part of a comprehensive communications group.

Mr. Menahem Tirosh, who has rich experience in the telecommunications field, was one of the founders of Partner and served as the Company's Vice President Technologies since it was founded and until the year 2004. Prior to his appointment Mr. Menahem Tirosh served as the CEO of Schema, which develops optimization solutions for cellular networks, and also filled various managerial positions including CEO of the Start-Up company Outsmart and CEO of TTI-Telecom.

Mr. Menahem Tirosh holds a bachelor's degree in Electrical Engineering (B.Sc) from the Technion - Israel Institute of Technology and a Master degree in Advanced Communications Engineering (M.Sc) from the Ben-Gurion University of the Negev.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: December 27, 2011